

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



07043129

No Act
P.E. 1-10-07

January 12, 2007

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/12/2007

Re: Bristol-Myers Squibb Company

Dear Ms. Goodman:

This is in regard to your letter dated January 10, 2007 concerning the shareholder proposal submitted by the People for the Ethical Treatment of Animals for inclusion in Bristol-Myers' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Bristol-Myers therefore withdraws its December 27, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel

cc: Susan L. Hall
Legal Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

14272

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

January 10, 2007

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 11810-00003

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Withdrawal of No-Action Letter Request Regarding the Stockholder Proposal of People for the Ethical Treatment of Animals; Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

In a letter dated December 27, 2006, we requested that the staff of the Division of Corporation Finance (the "Staff") concur that our client, Bristol-Myers Squibb Company (the "Company"), could properly exclude from its proxy materials for its 2007 Annual Stockholders Meeting a stockholder proposal (the "Proposal") received from People for the Ethical Treatment of Animals (the "Proponent"), naming Susan L. Hall as its designated representative.

Enclosed is letter from Ms. Hall, the Proponent's representative, to the Company transmitted on December 31, 2006, stating that the Proponent voluntarily withdraws the Proposal. *See* Exhibit A. In reliance on this letter, we hereby withdraw the December 27, 2006, no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. Please do not hesitate to call me at (202) 955-8653 with any questions in this regard.

Sincerely,



Amy L. Goodman

Enclosure

cc: Sandra Leung, Bristol-Myers Squibb Company
Susan L. Hall, People for the Ethical Treatment of Animals

EXHIBIT A



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

December 31, 2006

Via Electronic Mail Sandra.Leung@bms.com

Ms. Sandra Leung
Vice President and Secretary
Bristol-Myers Squibb
345 Park Ave
New York, NY 10154-0037

Re: Withdrawal of Shareholder Proposal Filed by People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2007 Proxy Statement of Bristol-Myers Squibb Company

Dear Sandra:

Please be advised that People for the Ethical Treatment of Animals is withdrawing its Animal Welfare shareholder resolution. Accordingly, the Staff of the Office of Chief Counsel of the Division of Corporation Finance need not consider Bristol-Myers' no action letter of December 27, 2006.

Very truly yours,

Susan L. Hall

Susan L. Hall
Legal Counsel

SLH/pc
Enclosures

cc: Amy L. Goodman (via e-mail agoodman@gibsondunn.com)
SEC Division of Corporation Finance (via e-mail cfletters@sec.gov)
Jessica Sandler (via e-mail)

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

December 27, 2006

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 11810-00003

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal of People for the Ethical Treatment of Animals*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Bristol-Myers Squibb Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Stockholders Meeting (collectively, the "2007 Proxy Materials") a stockholder proposal and statements in support thereof (the "2007 Proposal") received from People for the Ethical Treatment of Animals (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Submission, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the 2007 Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(12)(ii) because the 2007 Proposal deals with substantially the same subject matter as stockholder proposals that were included in the Company's 2005 and 2006 proxy materials, which did not receive the support necessary for resubmission. As noted below, the Staff recently granted no-action relief under Rule 14a-8(i)(12)(ii) in an identical situation in *Merck & Co., Inc.* (avail. Dec. 15, 2006). Thus, we hereby respectfully request that the Staff concur in our view that the 2007 Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(12)(ii).

THE 2007 PROPOSAL

The 2007 Proposal requests that the Company's Board of Directors "issue a report to shareholders on the feasibility of amending the Company's *Animal Testing Policy* to ensure that: i) it extends to all contract laboratories and is reviewed with such outside laboratories on a regular basis, and ii) it addresses animals' social and behavioral needs." The 2007 Proposal further requests that the report "include information on the extent to which in-house and contract laboratories are adhering to the *Policy* . . . ." A copy of the 2007 Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

ANALYSIS

The 2007 Proposal May Be Excluded Under Rule 14a-8(i)(12)(ii) Because It Deals With Substantially The Same Subject Matter As Proposals That Were Included In The Company's Proxy Materials In 2005 And 2006.

Rule 14a-8(i)(12)(ii) permits the exclusion of a stockholder proposal dealing with "substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within the preceding 5 calendar years" and the proposal received "less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years . . . ." As noted below, the 2007 Proposal is substantially similar to stockholder proposals the Company included in its 2005 and 2006 proxy materials that did not receive the support necessary for resubmission.

In its 2006 proxy materials filed on March 22, 2006, the Company included a stockholder proposal (the "2006 Proposal") that requested that the Company issue a report to stockholders "on the feasibility of amending the Company's [animal testing policy] to ensure:

(a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and

(b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met."

A copy of the 2006 Proposal as it appeared in the Company's 2006 proxy materials is attached hereto as Exhibit B.

In its 2005 proxy materials filed on March 23, 2005, the Company included a stockholder proposal (the "2005 Proposal") that requested that the Company:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies . . . to accept as total replacements for animal-based methods, those approved non-animal methods described above . . . .

A copy of the 2005 Proposal as it appeared in the Company's 2005 proxy materials is attached hereto as Exhibit C. The 2007 Proposal deals with substantially the same subject matter as the 2005 and 2006 Proposals for purposes of Rule 14a-8(i)(12)(ii) because the subject matter of all the proposals is animal-based testing by or on behalf of the Company and actions urged to address related alleged abuses.

The Staff recently addressed a set of proposals in *Merck & Co., Inc.* (avail. Dec. 15, 2006) that is identical in all respects to the 2005, 2006, and 2007 Proposals. In *Merck*, the Staff concurred in the exclusion of a proposal submitted for inclusion in the company's 2007 proxy materials that is identical to the 2007 Proposal. The Staff permitted the exclusion of the 2007 Merck proposal under Rule 14a-8(i)(12)(ii) because Merck had included a substantially similar proposal, identical to the 2006 Proposal, in its 2006 proxy materials and had also included a substantially similar proposal, identical to the 2005 Proposal, in its 2005 proxy materials. Consequently, since the 2005, 2006, and 2007 Proposals are the same in all respects as the three proposals in *Merck*, the 2007 Proposal likewise is excludable under Rule 14a-8(i)(12)(ii).

Additionally, in *Abbott Laboratories*, the Staff concurred that a proposal, nearly identical to the 2007 Proposal, submitted to Abbott Laboratories in 2006 was excludable under Rule 14a-8(i)(12)(i) where that company's stockholders had considered a proposal in 2005 that is nearly identical to the 2005 Proposal. *See Abbott Laboratories* (avail. Feb. 28, 2006). The 2005 Abbott Laboratories proposal, just like 2005 Proposal, requested that the company commit to using "non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity;" confirm that it is in the company's best interest to use non-animal methods; and petition regulatory agencies to accept non-animal based methods for assessing the above. Just like the 2007 Proposal, the 2006 proposal submitted to Abbott Laboratories requested a report on the feasibility of amending the company's policies regarding animal testing to extend to contract laboratories. Because the subject matter of both Abbott Laboratories proposals was animal testing, the Staff concurred that the 2006 Abbott Laboratories proposal was excludable under Rule 14a-8(i)(12)(i).

Moreover, in *Barr Pharmaceuticals* (avail. Sept. 25, 2006) the Staff concurred in the exclusion of a proposal identical in all respects to the 2007 Proposal but for the fact that it requested the company to adopt an animal care policy addressing the company's commitment to "reducing, refining, and replacing its use of animals" in testing that would include independently retained labs, whereas the 2007 Proposal requests that the Company amend its current policy to ensure that it extends to all outside labs. The Staff permitted the exclusion of the 2006 Barr Pharmaceuticals proposal under Rule 14a-8(i)(12)(i) because the proposal related to substantially the same subject matter as a proposal included in Barr Pharmaceuticals' 2005 proxy statement that requested that the company commit to using "non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity;" confirm that it is in the company's best interest to use non-animal methods; and petition regulatory agencies to accept non-animal based methods for assessing the above.

This precedent confirms that, for purposes of Rule 14a-8(i)(12), the 2005, 2006 and 2007 Proposals concern "substantially the same subject matter," namely, animal-based testing conducted by or on behalf of the Company and actions urged to address related alleged abuses. Moreover, as evidenced in Exhibit D, the 2006 Proposal received approximately 5.01% of the vote at the Company's 2006 Annual Meeting of Stockholders.[1] Thus, when the Company's

---

[1] The 2006 Proposal received 1,136,502,051 "against" votes and 59,928,595 "for" votes. Pursuant to the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

stockholders last voted on a stockholder proposal substantially similar to the 2007 Proposal, it failed to meet the 6% threshold. For these reasons, we request that the Staff concur that the 2007 Proposal is excludable pursuant to Rule 14a-8(i)(12)(ii).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the 2007 Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Sandra Leung, the Company's Acting General Counsel, Vice-President and Secretary, at (212) 546-4260.

Sincerely,



Amy L. Goodman

Enclosures

cc: Sandra Leung, Bristol-Myers Squibb Company
Susan L. Hall, People for the Ethical Treatment of Animals

100137020_3.DOC

Exhibit A


RECEIVED
NOV 16
SANDRA LEUNG



PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)

PETA.org
info@peta.org


AN INTERNATIONAL
ORGANIZATION DEDICATED
TO PROTECTING
THE RIGHTS OF ALL ANIMALS

November 8, 2006

Ms. Sandra Leung
Vice President and Secretary
Bristol-Myers Squibb
345 Park Ave
New York, NY 10154-0037

Re: Shareholder Resolution for Inclusion in the 2007 Proxy Statement

Dear Ms. Leung:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2007 annual meeting. Also enclosed is a letter from PETA's brokerage firm, Morgan Stanley, confirming PETA's ownership of the Company's common stock acquired more than one year ago. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2007 annual meeting of shareholders.

Please contact the undersigned if you need any further information. If the Company will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 8506 Harvest Oak Drive, Vienna VA 22182. My business telephone number is (703) 478-5995 and my e-mail address is SusanH@peta.org.

Very truly yours,

Susan L. Hall

Susan L. Hall
Legal Counsel

SLH/pc
Enclosures

ANIMAL WELFARE POLICY

RESOLVED, that the Board issue a report to shareholders on the feasibility of amending the Company's *Animal Testing Policy* to ensure that: i) it extends to all contract laboratories and is reviewed with such outside laboratories on a regular basis, and ii) it addresses animals' social and behavioral needs. Further, the shareholders request that the report include information on the extent to which in-house and contract laboratories are adhering to the *Policy*, including the implementation of enrichment measures.

Supporting Statement:

Our Company conducts tests on animals as part of its product research and development, as well as retaining independent laboratories to conduct such tests. Abuses in independent laboratories are not uncommon and have recently been exposed by the media. Bristol-Myers Squibb has posted on its Web site an *Animal Testing Policy*. The Company, as an industry leader, is commended for its stated commitment to "reduce our reliance on animal testing methods and ensure humane care when animal testing is unavoidable."[1]

However, the disclosure of atrocities recorded at Covance, Inc., an independent laboratory headquartered in Princeton, New Jersey,[2] has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent.[3] Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to enjoin People for the Ethical Treatment of Animals in Europe from publicizing it. The Honorable Judge Peter Langan in the United Kingdom refused to stop PETA

---

[1] http://www.bms.com/static/ehs/perfor/data/produc.html#animaltest

[2] PETA's undercover investigator videotaped the systematic abuse of animals at Covance's laboratory in Vienna, VA over a six month investigation.

[3] In October 2005, Covance's Director of Early Development stated that "We've worked with just about every major company around the world" (http://www.azcentral.com/arizonarepublic/eastvalleyopinions/articles/1021cr-edit21.html)

from publicizing the film and instead ruled in PETA's favor. The Judge stated in his opinion that the "rough manner in which the animals are handled and the bleakness of the surroundings in which they are kept ... even to a viewer with no particular interest in animal welfare, at least cry out for explanation."[4]

Shareholders cannot monitor what goes on behind the closed doors of the animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to promoting basic animal welfare measures as an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

---

[4] The case captioned *Covance Laboratories Limited v. PETA Europe Limited* was filed in the High Court of Justice, Chancery Division, Leeds District Registry, Claim No. 5C-00295. In addition to ruling in PETA's favor, the Court ordered Covance to pay PETA £50,000 in costs and fees.

Exhibit B

Table of Contents

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a–12

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a–6(e)(2)**

Bristol–Myers Squibb Company

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required

☐ Fee computed on table below per Exchange Act Rules 14a–6(i)(4) and 0–11

(1) Title of each class of securities to which transaction applies:

---

(2) Aggregate number of securities to which transaction applies:

---

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0–11 (set forth the amount on which the filing fee is calculated and state how it was determined):

---

(4) Proposed maximum aggregate value of transaction:

---

(5) Total fee paid:

Table of Contents
In contrast, the policy adopted by the Board addresses the concern raised by the proposal in a practicable and enforceable manner. The policy, together with our existing ÒclawbackÓprovisions relating to stock options, restricted stock and long- term performance awards, makes clear the Board of Directors will take appropriate action in the event of misconduct.

Accordingly, the Board of Directors unanimously recommends a vote "AGAINST" this proposal.

ITEM 6—STOCKHOLDER PROPOSAL ON ANIMAL TREATMENT

This Proposal is submitted by People for the Ethical Treatment of Animals.

WHEREAS, the Company conducts tests on animals as part of its product research and development; and

WHEREAS, the Company also retains independent laboratories to conduct tests on animals as part of product research and development; and

WHEREAS, abuses in independent laboratories have recently been revealed and disclosed by the media; and

WHEREAS, the Company has an Animal Testing policy (the ÒPolicyÓ) posted on its website as part of its commitment to Corporate Responsibility; NOW THEREFORE,

BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the CompanyÕs Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animalsÕpsychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in- house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Supporting Statement:

A number of pharmaceutical companies have adopted and prominently published animal welfare policies on their websites relating to the care of animals used in product research and development. The Company, as an industry leader, is commended for its efforts to Òreduce our reliance on animal testing methods and ensure humane care when animal testing is unavoidable.Ó(1)

However, the recent disclosure of atrocities recorded at Convance, Inc. has made the need for formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent. Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Convance sued to stop PETA Europe from publicizing it. The Honorable Judge Peter Langan, in the United Kingdom, who denied ConvanceÕs petition, stated in his decision that the video was Òhighly disturbingÓand that just two aspects of it, namely the Òrough manner in which animals are handled and the bleakness of the surroundings in which they are kept . . . even to a viewer with no particular interest in animal welfare, at least cry out for explanation.Ó(2)

---

(1) *http://www.bms.com/static/ehs/perfor/data/produc.html#animaltest*

(2) The case captioned *Covance Laboratories Limited v. PETA Europe Limited* was filed in the High Court of Justice, Chancery Division, Leeds District Registry, Claim No. 5C- 00295. In addition to ruling in PETAÕs favor, the Court ordered Covance to pay PETA £50,000 in costs and fees.

Table of Contents

Shareholders cannot monitor what goes on behind the closed doors of the animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to ensuring that basic animal welfare measures are an integral part of our Company֯ corporate stewardship.

We urge shareholders to support this Resolution.

Board of Directors' Position

The Board of Directors recommends a vote "AGAINST" the proposal for the following reasons:

The Board of Directors believes that this proposal is unnecessary because our company already has a program in place to ensure that the highest level of care be used when the use of laboratory animals is required. This program applies to both company laboratories as well as contract laboratories and is published on our website. The Board of Directors, therefore, believes that this proposal has been substantially implemented.

As referenced by the Proponents and as published on our website, we have maintained a long- standing, highly regarded program that is committed to reducing reliance on animal testing methods; that promotes the development, validation and use of non- animal tests; and provides the highest level of care when use of laboratory animals is required. We are also applying this program to our contract laboratories that are involved with the care and use of animals.

All of our laboratory animal facilities in the United States are accredited by the Association of Assessment and Accreditation of Laboratory Animal Care International, an unaffiliated review organization. Moreover, all non- U.S. sites and contractors must meet equivalent voluntary standards. We continue to meet or exceed the high standards of care and humaneness set by the National Research Council of the National Academy of Sciences, the National Institutes of Health and the U.S. Department of Agriculture as mandated under the Animal Welfare Act. All of our facilities and programs involved with the care and use of animals are periodically subjected to rigorous inspection by company auditors to ensure compliance with applicable standards.

We will continue our firm commitment to pursue quality humane care, reduce use of animals and to develop, where feasible, alternatives to animal use. The Board believes that our existing program is sufficient to ensure that the highest level of care for animals is used both by us and by our contract laboratories. In addition, the Board believes that publishing an additional report to stockholders beyond what is already published on our website would not be a good use of company resources.

Accordingly, the Board of Directors unanimously recommends a vote "AGAINST" this proposal.

ITEM 7—STOCKHOLDER PROPOSAL ON TERM LIMITS

RESOLVED: The shareholders of Bristol- Myers Squibb (BMS) urge the Board of Directors of (the Board) to amend the bylaws so that, beginning with the nomination of candidates for election as directors at the 2007 annual meeting, the Board shall not nominate any candidate (other than the Chief Executive Officer) who at the time of the upcoming annual meeting has served or will have served as a director for at least twelve years.

SUPPORTING STATEMENT

The Board of Directors is the only body elected by the shareholders of a publicly traded company such as BMS, and thus it is important that Board candidates be selected using the best governance practices.

Exhibit C

Table of Contents

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐
Check the appropriate box:

☐ Preliminary Proxy Statement
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a−12

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a−6(e)(2)**

Bristol−Myers Squibb Company

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required

☐ Fee computed on table below per Exchange Act Rules 14a−6(i)(4) and 0−11

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0−11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0−11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

D. non- animal test methods are generally cheaper, faster and more humane, than animal- based tests;

E. unlike animal tests, non- animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints: skin corrosion (irreversible tissue damage), skin irritation (milder and reversible damage), skin absorption (the rate of chemical penetration), phototoxicity (an inflammatory reaction caused by the interaction of a chemical with sunlight), and pyrogencity (a fever- like reaction that can occur when certain intravenous drugs interact with the immune system);

RESOLVED, that the shareholders request that the Board:

1. Commit specifically to using only non- animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company© best interest to commit replacing animal- based tests with non- animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company© products to accept as total replacements for animal- based methods, those approved non- animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Supporting Statement: This Resolution is designed to harmonize the interests of sound science with the elimination of animal- based test methods where non- animal methodologies exist. It seeks to encourage the relevant regulatory agencies to join their peers in accepting validated *in vitro* and other non- animal test methods. It will not compromise consumer safety or violate applicable statutes and regulations.

Further, this Resolution commits the Company to end animal testing for five specific endpoints in favor of valid non- animal methods. These include the 3T3 Neutral Red Uptake Phototoxicity Test, human skin equivalent tests for corrosivity, and a human blood- based test for pyrogenicity, all of which have been successfully validated through the European Centre for the Validation of Alternative Methods. [5] Several non- animal methods have also been adopted as Test Guidelines by the OECD[6] (an alliance of 30 member countries including the US, EU, Japan, Canada and Australia). Regulatory agencies in OECD member countries are not at liberty to reject data from non- animal tests for skin corrosion, skin absorption and phototoxicity where such data have been generated in accordance with an OECD Test Guideline.

We urge shareholders to support this Resolution.

Board of Directors' Position

The Board of Directors recommends a vote "AGAINST" the proposal for the following reasons:

The Board of Directors strongly believes that as a research- based pharmaceutical company seeking to discover and develop products to extend and enhance human life, we have both legal and ethical obligations to ensure the safety and efficacy of our products. At times, to ensure fulfillment of

5 ECVAM website: *http://ecvam.jrc.it*

6 OECD test guidelines: *http://www.oecd.or/document/22/0.2340.en_2649_34377_1916054_1_1_1_1.00.html*

Exhibit D

F. voting on a stockholder proposal on animal treatment; and

G. voting on a stockholder proposal on term limits.

The following persons were elected to serve as directors and received the number of votes set opposite their respective names.

	For	Withheld
Robert E. Allen	1,613,870,525	132,228,243
Lewis B. Campbell	1,706,831,925	39,266,843
Vance D. Coffman	1,623,161,448	122,937,320
James M. Cornelius	1,703,910,727	42,188,041
Peter R. Dolan	1,698,664,910	47,433,858
Louis J. Freeh	1,707,390,029	38,708,739
Laurie H. Glimcher, M.D.	1,627,203,468	118,895,300
Lief Johansson	1,631,690,453	114,408,315
James D. Robinson III	1,690,065,965	56,032,803

The appointment of Deloitte & Touche LLP was ratified with a vote of 1,708,507,733 shares in favor of the appointment, with 24,204,138 shares voting against and 13,382,667 shares abstaining.

The stockholder–proposed resolution on executive compensation disclosure received a vote of 136,673,617 shares in favor, with 1,225,008,248 shares voting against, 18,984,411 shares abstaining and 365,432,490 broker non–votes.

The stockholder–proposed resolution on cumulative voting received a vote of 765,982,675 shares in favor, with 580,120,287 shares voting against, 34,562,619 shares abstaining and 365,433,185 broker non–votes.

The stockholder–proposed resolution on recoupment received a vote of 273,950,786 shares in favor, with 1,081,768,147 shares voting against, 24,935,430 shares abstaining and 365,444,403 broker non–votes.

The stockholder–proposed resolution on animal treatment received a vote of 59,928,595 shares in favor, with 1,136,502,051 shares voting against, 184,253,882 shares abstaining and 365,414,238 broker non–votes.

The stockholder–proposed resolution on term limits received a vote of 78,798,905 shares in favor, with 1,281,674,304 shares voting against, 20,206,292 shares abstaining and 365,419,265 broker non–votes.

END